NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) — TSX;
(PGH) — NYSE
PENGROWTH ENERGY TRUST ANNOUNCES ITS CAPITAL EXPENDITURE
PROGRAM FOR 2008
(Calgary, December 3, 2007) /CCN Matthews/ — Pengrowth Corporation (Pengrowth), administrator of Pengrowth Energy Trust, is pleased to provide an update for 2008 based on a budget that was approved by its Board of Directors.
Highlights for 2008 include:
•	A total capital spending budget of $387 million including a development capital program of $355 million.

•	A $281 million drilling and completions program targeting key growth areas in both Pengrowth legacy assets and those acquired in 2006 and early 2007.

•	Pengrowth also expects to make long term investments including $20 million for the continued evaluation of the Lindberg pilot project, Pengrowth’s oilsands asset.

•	Full year production target of between 80,000 barrels of oil equivalent (boe) per day and 82,000 boe per day.

•	Anticipated operating costs of approximately $13.20 per boe.

•	A balanced production profile comprised of approximately 50 percent natural gas and 50 percent crude oil and liquids.
The development capital program of $355 million is the largest in Pengrowth’s history and represents an increase in expenditures of approximately 30 percent compared with estimated 2007 full year development capital expenditures of $275 million. In addition, Pengrowth plans to spend $20 million to continue its evaluation of its oilsands asset at Lindbergh and $12 million in building and information technology (IT) capital.
The development program is focused on maximizing unitholder returns through the allocation of capital on select high return projects, the active pursuit of improved reserve recovery, continued improvements in ongoing operations, investment in land and seismic and the continued CO2 pilot at Judy Creek. The majority of projects selected for development in 2008 have an anticipated internal rate of return greater than 20 percent with a small number of additional projects selected due to their high strategic importance for the trust in years to come.
“Pengrowth’s high-quality, diversified asset base is one of the strongest in the energy trust sector and includes significant development opportunities,” says James S. Kinnear, Chairman, President and Chief Executive Officer. “The increased budget reflects our commitment to provide unitholders with above average returns and sustained value creation. In 2007, our focus was on completing a full integration of the assets associated with the Carson Creek, Esprit Trust and Conoco Phillips properties acquisitions in late 2006 and early 2007. The 2008 development capital budget now includes a number of projects on the acquired properties which were identified by our team members. This underscores not only our ability to complete strategic acquisitions but as well, realize additional value on behalf of unitholders.”
Based on forward strip pricing in mid-November 2007, Pengrowth expects its ratio of distributions paid over cash flow from operating activities (before changes in non-cash working capital), or as it is more commonly termed “payout ratio”, to be in the range of 75 to 80 percent for 2008. This estimate assumes distributions remain at their current level in 2008.
Pengrowth’s board of directors and management considered a number of factors when setting the 2008 budget including expectations of future commodity prices, distributions, capital expenditure requirements and the availability of debt and equity capital. These factors will continue to be examined and as such we retain a degree of flexibility to re-evaluate and adjust the program accordingly.
Summary of 2008 Guidance

Planned Capital Expenditures	($ millions)		(% of Total)

Drilling and completions	$281		80%
Plant and facilities	$44		12%
Land and seismic	$25		7%
Other (Studies, CO2 pilot)	$5		1%

TOTAL DEVELOPMENT CAPITAL	$355		100%

Long term investments (Lindbergh, Building, IT)	$32

TOTAL CAPITAL	$387

Average daily production volume (boe per day)	80,000 – 82,000	(1)

Operating costs per boe	$13.20	(2)

General and Administrative costs per boe	$2.20	(3)

(1)	The 2008 estimate excludes potential additions through acquisition.

(2)	Assuming production targets for 2008 are achieved.

(3)	Includes management fees of approximately $0.40 per boe.

Capital Program
In 2008, development capital will be allocated as follows:
•	33% towards light oil projects in the Swan Hills area, Fenn Big Valley and Weyburn;

•	19% on shallow gas in Southern Alberta and coalbed methane development mainly in the Twining, Mikwan and Three Hills areas;

•	10% on heavy oil projects including Bodo, Cosine and Jenner;

•	1% on exploration in growth areas which include Puskwa and Tramping Lake.
Pengrowth’s 2008 drilling and completions program is estimated at approximately $281 million which includes the drilling of an estimated 566 gross wells (238 net wells) with 60 percent of capital targeted towards crude oil and liquids projects and 40 percent targeted towards natural gas projects.
Ongoing maintenance capital spending is expected to be approximately $30 million on operated facilities and $14 million on non-operated facilities.
Pengrowth has also allocated approximately $25 million in 2008 for land and seismic expenditures in anticipation of growing our undeveloped land position in core areas and to improve our knowledge of new and existing pools through the use of 3D seismic.
In 2008, Pengrowth has budgeted an expenditure of $20 million for the oilsands pilot project at Lindbergh, one of Pengrowth’s longer term resource plays. Activities in 2008 will include drilling additional core wells, further reservoir studies and facility construction and refurbishment. The project timing will largely be driven by regulatory requirements and approvals and pilot project start-up is anticipated in 2009.
Production
Daily production levels for 2008 are expected to average between 80,000 boe per day and 82,000 boe per day (before royalties) with a balanced production profile comprised of approximately 50 percent natural gas and 50 percent crude oil and natural gas liquids. The 2008 estimated production level is lower than our forecast production in 2007 of 86,000 to 87,000 boe per day largely due to the disposition of non-core assets in 2007. These assets had associated production of approximately 8,900 boe per day and were disposed of throughout the year. The 2008 production estimate makes no adjustment for potential additions through acquisition and as well, no significant dispositions have been forecast.
Operating Costs
Operating costs are expected to decrease slightly for the full year 2008; however per unit operating costs are estimated to increase to approximately $13.20 per boe, a four percent increase from our 2007 full year estimate. The expected increase in per unit costs results from the relatively high percentage of fixed costs combined with the lower estimated production levels. In addition, operating costs at our light oil properties tend to be higher which are somewhat offset by higher netbacks and a longer reserve life.

Production efficiencies and costs were an important focus area for Pengrowth across our operations in 2007. We intend to continue this focus in 2008 and will look to manage costs prudently and seek out additional efficiencies where possible by optimizing processing activities, reducing power consumption, standardizing maintenance procedures, improving procurement practices and increasing well and facility uptime.
General and Administrative
General and administrative (G&A) expenses per boe are expected to remain stable in 2008 when compared to 2007. On a per boe basis, G&A is anticipated to be approximately $2.20 per boe for full year 2008, which includes non-cash G&A and anticipated management fees of approximately $0.40 per boe.
Impact of the Alberta Royalty Changes
On October 25, 2007, Alberta’s provincial government unveiled its plan to update the province’s royalty structure beginning in 2009. The new regime will introduce new royalties for conventional oil, natural gas and bitumen effective January 1, 2009 that are linked to price and production levels and will apply to both new and existing conventional oil and gas activities and oil sands projects.
Under the new royalty regime, the royalty formula for conventional oil will operate on a sliding rate formula containing separate elements that account for oil price and well production and specialty royalty programs will be eliminated along with “old’ and “new” tiers. Royalty rates for conventional oil will range up to 50 percent, with rate caps once the price of conventional oil reaches Cdn $ 120 per barrel. A significant portion of Pengrowth’s production and reserves are derived from mature fields such as at Judy Creek where the enhanced oil recovery techniques are employed. Currently, enhanced oil recovery receives an incentive in the form of a reduced royalty. Early indications from the Government of Alberta are that these incentives are to be maintained.
Under the new regime, natural gas royalties will be set by a sliding rate formula sensitive to price and well production and vintages will be eliminated along with certain specialty royalty programs though a form of deep gas royalty holiday will be retained and lower royalty rates will be applied over a wider price range for wells with less productivity. Royalty rates for natural gas will range from five percent to 50 percent with rate caps once the price of natural gas reaches $16.59 per GJ (gigajoule). A shallow rights reversion program will also be implemented that will result in the reversion to the Crown in Alberta of mineral rights to undeveloped geological formations above developed zones. Royalties for natural gas liquids will be set at 40 percent for pentanes and 30 percent for butanes and propane.
The implementation of the proposed changes to the royalty regime in Alberta is subject to certain risks and uncertainties. The significant changes to the royalty regime require new legislation, changes to existing legislation and regulations and development of proprietary software to support the calculation and collection of royalties. Additionally, certain proposed changes contemplate further public and or industry consultation. There may be modifications introduced to the proposed royalty structure prior to implementation.
Approximately 79 percent of Pengrowth’s 2007 total royalties are paid to the Crown in Alberta. Approximately, 21 percent of Pengrowth’s 2007 royalties are either paid to freehold landowners or to other Provinces, which are not impacted by the royalty changes. It is anticipated that the new royalty regime will result in a seven to 19 percent increase in the royalties paid by Pengrowth as compared to the current royalty structure. This increase is expected to result in a one to four percent decline in the net asset value of Pengrowth’s proved and proved plus probable reserves, respectively. discounted at 10 percent, using current commodity price assumptions of GLJ Petroleum Consultants Ltd., independent qualified reserve evaluators, with no resulting impact on the quantity of Pengrowth’s reserves, as compared to the current royalty structure. The higher end of the range reflects the impact of the royalty on the new higher rate wells. The lower end of the range reflects the impact on the existing wells which tend to produce at a lower rate. The changes to the royalty regime may impact Pengrowth’s future allocation of capital among petroleum and natural gas projects within and outside of Alberta.
Despite any potential impacts that may be associated with the royalty changes, Pengrowth continues to effectively focus on operating its business and executing its capital program. Pengrowth is in the favourable position of having an extremely solid base of assets with a 10 year reserve life index on a proved plus probable basis. These high-quality assets provide the trust with ongoing development opportunities that remain economic even under the royalty regime proposed by the Province.
PENGROWTH CORPORATION
James S. Kinnear
Chairman, President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 294-0051
For media inquiries contact:
Telephone: (403) 266-8355 Facsimile: (403) 294-0051
Advisory:
All amounts are stated in Canadian dollars unless otherwise specified.
Caution Regarding Engineering Terms:
When used herein, the term “boe” means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All production figures stated are based on company interest before the deduction of royalties.
Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to 2008 capital expenditures, production, production volumes, operating costs per boe, Pengrowth’s production profile, operating costs, the offset of higher netbacks against operating costs, G&A expenses and reserve life index, reserves and the replacement thereof. Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements.
These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; the failure to qualify as a mutual fund trust; Pengrowth’s ability to access external sources of debt and equity capital; and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading “Business Risks” in our management’s discussion and analysis for the year ended December 31, 2006 and under “Risk Factors” in our Annual Information Form dated March 30, 2007.
The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.